Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allegiant Travel Company:

We consent to the incorporation by reference in the registration statement (No. 333-141227, 333-199734 and 333-215624) on Form S-8 and No. 333-227737 on Form S-3ASR of Allegiant Travel Company of our reports dated February 27, 2020, with respect to the consolidated balance sheets of Allegiant Travel Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (which report refers to a change to the method of accounting for leases), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Allegiant Travel Company.

/s/ KPMG LLP
Dallas, Texas
February 27, 2020